June 4, 2019

Raymond Gee
Chairman and Chief Executive Officer
MANUFACTURED HOUSING PROPERTIES INC.
136 Main Street
Pineville, NC 28134

       Re: MANUFACTURED HOUSING PROPERTIES INC.
           Offering Statement on Form 1-A
           Filed May 9, 2019
           File No. 024-10997

Dear Mr. Gee:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed May 9, 2019

General

1. We note your disclosure on page 6 that you "may undertake one or more closings on a rolling basis," and shareholders "will receive a confirmation of [their] purchase promptly following the closing in which [they] participate." Please revise to clarify your expectations, if any, with respect to the frequency of subsequent closings, the level of discretion you have in determining the amount to be sold for each subsequent closing, the length of time a subscriber should expect to wait before receiving securities and whether subscribers will have the right to withdraw or a return of funds before the next closing.
      Please also tell us how these closings are appropriate under Rule 251(d)(3)(i)(F) of
      Regulation A.
Dividend Policy, page 19

2. Please revise your disclosure to state your anticipated source of funds to pay the
 Raymond Gee
MANUFACTURED HOUSING PROPERTIES INC.
June 4, 2019
Page 2
         cumulative dividends for your Series B Preferred Stock included in this offering and to discuss whether you believe the dividend payments will have a material effect on your liquidity and capital resources.
Capitalization, page 21

3. As this offering is being conducted on a "best efforts" basis, please tell us how you determined it was appropriate to reflect offering proceeds in your capitalization table.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 23

4. We note your disclosure that you have completed two acquisitions during 2019 and that you expect to close on a third acquisition in the second quarter of 2019. Please tell us why you have not provided statements of revenues and certain expenses pursuant to Rule 8-06 of Regulation S-X or pro forma financial information pursuant to Rule 8-05 of Regulation
         S-X.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Eric Mcphee, Senior Staff Accountant, at 202-551-3693 or Jennifer
Monick, Senior Staff Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at
202-551-7150 or Sonia Barros, Assistant Director, at 202-551-3655 with any other questions.



                                                               Sincerely,
FirstName LastNameRaymond Gee
                                        Division of Corporation Finance
Comapany NameMANUFACTURED HOUSING PROPERTIES INC.
                                        Office of Real Estate and
June 4, 2019 Page 2                     Commodities
FirstName LastName